UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

C O R R E C T I O N

The announcement of 1 September 2005 released at 15:25 (RNS 7246Q) contained an error: the balance of shares held by Billiton ESOP Trustee Limited was quoted as 301,491. The correct figure is 301,492. A replacement announcement is set out below.

Issued by: BHP Billiton Plc

To:
London Stock Exchange
JSE Securities Exchange SA
New York Stock Exchange

Date: 1 September 2005

For Release: Immediately

Contact: Ines Watson

+44 (0) 20 7802 4176

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                 Type of                 Number of               Price per                Date
Transaction         Transaction          Shares                     Share                     Notified

31 August 2005         Sale                    53,470                  GBP 8.22          1 September 2005
31 August 2005         Sale                    13,360                 ZAR 95.30          1 September 2005
31 August 2005         Transfer              36,724                           N/A          1 September 2005
31 August 2005         Purchase          100,000                   GBP 8.24          1 September 2005

These transactions were made on behalf of beneficiaries of the Company's Group Incentive Scheme (not any director or other persons discharging managerial responsibilities subject to the Company's Securities Dealing Code).

Following the above transactions, the following individuals (being executive directors and other persons discharging managerial responsibilities under the Company's Securities Dealing Code) have an interest in the balance held by the Trust of 301,492 shares as potential beneficiaries of the Trust: Messrs I C Fraser, C W Goodyear, M Kloppers, and M Salamon.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 1 September 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary